June 17, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Rydex Variable Trust (File Nos. 333-57017 and 811-08821) (the “Trust”)

Ladies and Gentlemen:

Pursuant to Rule 14a-6 under the Securities Exchange Act of 1934, attached for filing via the EDGAR system is a preliminary proxy statement and proxy materials (“Proxy Materials”) for a special meeting of shareholders (“Meeting”) currently expected to be held on July 22, 2024.

The Meeting is being held for the purpose of asking shareholders of the Long Short Equity Fund, a series of the Trust (the “Fund”), to vote to approve a plan of liquidation relating to the Fund.

No fee is required in connection with this filing. Definitive copies of the Proxy Materials are currently expected to be mailed to shareholders starting on or about June 28, 2024. Please direct any questions concerning the filing to Julien Bourgeois at 202.261.3451 or James V. Catano at 202.261.3376.

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Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Vice President and Chief Legal Officer
Rydex Variable Trust